Principal Global Investors, LLC 801 Grand Avenue, Des Moines, IA 50309 800-553-1390 tel www.principalglobal.com

June 12, 2017

Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Global Investors, LLC intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Global Diversified Income Fund - Class R-6	$10,000	717.8750
Global Multi-Strategy Fund - Class R-6	$10,000	886.5250

Each share of the Global Diversified Income Fund has a par value of $0.01 and a price of $13.93 per share. Each share of the Global Multi-Strategy Fund has a par value of $0.01 and a price of $11.28. In connection with such purchase, Principal Global Investors, LLC represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL GLOBAL INVESTORS, LLC

BY /s/ Adam U. Shaikh________________
Adam U. Shaikh
Counsel